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                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                 FORM U-57

              NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                     Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended





CMS Operating S.A.
(Name of foreign utility company)



CMS Energy Corporation
(Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

The name of the entity claiming foreign utility company status is CMS Operating S.A. ("CMS Operating"). The address of CMS Operating is
Avenida Presidente Roque Saenz Pena 1116, 9th Floor, Buenos Aeries, Argentina. CMS Operating owns and operates the 128 MW natural gas fired Ensenada power plant located in the province of Buenos Aries, Argentina ("Ensenada") . Ensenada also produces 200 tons of steam per hour. CMS Operating also indirectly owns and operates Centrales Termicas Mendoza, a 540 MW power facility composed of two generating plants, C.T. Lujan de Cuyo and C.T. Cruz de Piedra. The Lujan de Cuyo Power Plant is located on a site adjacent to the YPF S.A. Refinery in Mendoza, Argentina and uses natural gas, fuel oil and gas oil as fuel. The Cruz de Piedra Power Plant is situated in a locality of the same name, in the Department of Maipu, Province of Mendoza, Argentina. CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company, owns an interest in CMS Operating through intervening subsidiaries CMS Enterprises Company and CMS Generation Holdings Company, each of which are Michigan corporations. CMS Enterprises owns 99% of CMS Operating and CMS Generation Holdings Company owns one percent of CMS Operating.

ITEM 2

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy
Corporation. Consumers Energy Company has not paid any portion of the investment in CMS Operating.


                                 EXHIBIT A

	The certification required under Section 33(a)(2) of the Public Utility Holding Company Act from the Michigan Public Service Commission (the "Certification") is attached hereto.




                                 SIGNATURE


	CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


						By:	/s/ Michael D. Van Hemert
						Name:	Michael D. Van Hemert
						Title:	Assistant General Counsel


Date: May 17, 2000